Celulosa Arauco y Constitución S.A. El Golf 150, Fourteenth Floor, P.O. Box 880-222

Santiago, Chile

Phone: (56-2) 461 7200

Fax: (56-2) 698 5967

E-mail: info@arauco.cl / www.arauco.cl

October 7, 2009

Re: Celulosa Arauco y Constitución S.A.

Exchange Offer Registration Statement on Form F-4

VIA COURIER AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Ladies and Gentlemen:

In response to your letter dated September 30, 2009, addressed to Mr. Matías Domeyko, Chief Executive Officer of Celulosa Arauco y Constitución S.A. (the “Company”), we are providing this supplemental letter with regard to the Company’s Registration Statement on Form F-4, which was filed on September 15, 2009 (File No. 333-161926).

The Company is registering the exchange offer on the above-referenced Registration Statement on Form F-4 in reliance on the positions of the staff of the Division of Corporation Finance (the “Staff”) set forth in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (avail. July 2, 1993) and similar no-action letters. In the exchange offer, the holders of the 7.25% Notes due 2019 sold in a private offering completed on July 27, 2009 (the “Notes”) will exchange such securities for similar securities (the “Exchange Notes”) pursuant to a registered exchange offer.

In reliance on those positions, the Company hereby makes the following representations to the Staff:

1. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that, if the exchange offer is being registered for the purpose of secondary sales, any securityholder using the exchange offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff position enunciated in Exxon Capital or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

2. The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer) in connection with any resale of such Exchange Notes;

3. No broker-dealer has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

4. The Company will also include in the letter of transmittal (a form of which is filed as Exhibit 99.1 to the Registration Statement on form S-4) to be executed by each holder participating in the exchange offer that (i) by accepting the exchange offer, the exchange holder represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (ii) each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The transmittal letter may also include a statement to the effect that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The exchange offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any rules and regulations thereunder.

Please also note that we have included the signature of Robinson Tajmuch, Chief Controlling Officer of the Company, on Amendment No. 1 to the above-referenced Registration Statement on Form F-4 filed on October 7, 2009.

We appreciate your attention to this matter. Please contact any of us at +(562)461-7200 if you have any questions.

Yours truly,

/S/ GIANFRANCO TRUFFELLO
Name: Gianfranco Truffello Title: Chief Financial Officer

/S/ ROBINSON TAJMUCH
Name: Robinson Tajmuch Title: Chief Controlling Officer

cc:	David Williams, Esq.
Simpson Thacher & Bartlett LLP